FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2010
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 30, 2010 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:March 30, 2010

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors’bond conversion offer successfully completed

Mumbai, March 30, 2010:As announced earlier, Tata Motors had offered bondholders of their 0% JPY 11,760 million and 1% USD 300 million Convertible Bonds an option to convert their bonds into Ordinary Shares during a 5-day period from March 23 to March 29, 2010. In this period, bondholders could opt to receive a higher number of shares per bond. Bondholders, who did not participate, would continue with all the terms of their bonds prior to this one-off offer.

The offer has met with great success with bondholders representing 93% of the JPY bonds and 76% of USD series bonds respectively, opting to convert their bonds into Ordinary Shares. The company was able to extinguish debt worth USD 345 million of these bonds at current exchange rates.

As a result of the above offer, the company has today allotted 26.64 million equity shares to the bondholders, who exercised the option to convert these bonds into Ordinary Shares during the offer period.

The offer, managed by Standard Chartered Bank, Citigroup, Credit Suisse and J.P. Morgan, has helped improve the company’s net worth, reduce indebtedness and enhance financial flexibility.

Mr. C. Ramakrishnan, Chief Financial Officer, Tata Motors, said, “The reduced conversion price option made eminent sense from bondholders“ perspective, who got additional value by opting to convert into equity. From the company’s perspective, this exercise is in line with its continued efforts to deleverage its balance sheet.”

About Tata Motors.

Tata Motors is India s largest automobile company, with consolidated revenues of INR 70,938.85 crores ($ 14 billion) in 2008-09. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand and Spain. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 4 million Tata vehicles plying in India, Tata Motors is the country s market leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.